FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Jones	Larry	W.		Community Trust Bancorp, Inc./CTBI					Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X	Officer (give title below)	Other (specify below)
	1544 Winchester Avenue					February 10, 2003			Executive Vice President

(Street)						5.	If Amendment,	7.	Individual or Joint/Group Filing
							Date of Original		(Check Applicable Line)
							(Month/Day/Year)		X	Form filed by One Reporting Person
										Form filed by More than One Reporting Person
	Ashland	KY	41101-7923

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)									(Instr. 3 and 4)
							Code	V		Amount	(A) or (D)	Price

	Common Stock		02/10/03				P			200	A	25.399		200		D

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Option (1)		$24.19		10/22/2002				J(2)						10/22/2007	10/22/2012

	Option (3)		$25.39		01/17/2003				J						01/17/2004	01/17/2013

	Option (3)		$25.39		01/17/2003				J						01/17/2005	01/17/2013

	Option (3)		$25.39		01/17/2003				J						01/17/2006	01/17/2013

	Option (3)		$25.39		01/17/2003				J						01/17/2007	01/17/2013

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common Stock	22,000				22,000		D

	Common Stock	365.75				365.75		D

	Common Stock	365.75				365.75		D

	Common Stock	365.75				365.75		D

	Common Stock	365.75				365.75		D

Explanation of Responses:

(1)
Right to buy pursuant to Management Retention Incentive Stock Option Agreement.

(2)
Option previously reported as covering 20,000 shares @$26.61, adjusted to reflect the 10% stock dividend effective 12/15/02.

(3)
Right to buy pursuant to the CTBI 1998 Stock Option Plan.
/s/ Larry W. Jones by Marilyn T. Justice Attorney-in-Fact **Signature of Reporting Person	02/10/2003 Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.